For Immediate Release
October 6, 2005

CNB Passes Three Quarter Billion Dollar Mark

CNB Corporation and its subsidiary, The Conway National Bank, has announced that during the third quarter of this year, which ended on September 30, its assets grew $43.5 million to $764.6 million, making it one of the best quarters of performance in the bank's history.

Net income of $2,730,000 earned during the third quarter of 2005 is up 10.7% from $2,467,000 earned during the third quarter of 2004 and is up 10.4% from $2,472,000 earned during the second quarter ended June 30, 2005.

Net income for the quarter ended September 30, 2005 of $2,730,000 resulted in a return on average assets of 1.46% as compared to 1.47% for the same period last year and 1.38% for the quarter ended June 30, 2005. Return on average equity for the quarter ended September 30, 2005 reached 15.14% as compared to 14.50% for the same period last year and 14.21% for the quarter ended June 30, 2005.

Net income for the nine-month period ended September 30, 2005 of $7,435,000 resulted in a return on average assets of 1.38% as compared to 1.34% for the same period last year and a return on average equity of 14.16% as compared to 12.96% for the same period last year.

"This record performance is the direct result of the energy, insight and enthusiasm everyone at Conway National has demonstrated in recent months. We look forward to continued progress as we work to enhance the products and services we offer to our customers," said R. Phil Hucks, President and CEO.